PEARSON

16 December 2005

05013604

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
28 November – Change of interest in shares
1 December – Financial Times, in association with IFC, launches first global sustainable banking awards
6 December – Financial Times announces winners of FT World Telecommunications Awards
8 December – Presentation of CSFB media conference

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 27 2005
WASH, D.C.
203

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

H:\AbrahamC\CA\ADR.SEC.doc

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28 November 2005
Change in interest in shares

http://www.pearson.com/press/press_uploadfiles/20051128_change_of_interests_in

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

28 November 2005

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 437199

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 28 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 86,317,982 shares, now represents 10.736% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 24 November 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (803,997,162 shares outstanding)

Number of shares in which the Companies have an interest:

86,317,982

Name(s) of registered holder(s):

See Schedule B

As of 24 November 2005

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**86,317,982**	**10.736%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	32,099,768	3.993%
• Capital International Limited	15,238,191	1.895%
• Capital International S.A.	3,226,929	0.401%
• Capital International, Inc.	4,985,822	0.620%
• Capital Research and Management Company	30,767,272	3.827%

Schedule A

Schedule of holdings in Pearson plc
As of 24 November 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,891,558
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,326,803
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	257,509
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	2,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	13,894,152
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	542,635
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	3,443,385
Cede & Co. 55 Water Street New York, NY 10006	189,863

Deutsche Bank Mannheim	2,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,230,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	110,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	10,200
Royal Trust	17,100
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	38,293
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,586,297
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	75,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	58,400

State Street Bank & Trust Co.	51,200
Citibank	8,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	2,200
Citibank NA Toronto	43,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	3,800
Mellon Bank N.A. London Branch London United Kingdom	120,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	34,200
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,220,906

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	40,500
JP Morgan Chase Bank	895,867
TOTAL	**32,099,768**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	191,662
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,836,648
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,678,038
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,348,015
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	248,071
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	67,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	284,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,172,582
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	789,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	450,100
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,112,968

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	988,300
Mellon Bank N.A. London Branch London United Kingdom	165,516
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	212,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	15,500
TOTAL	**15,238,191**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,104,842
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	295,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	135,116
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	40,100
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	12,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	24,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	29,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	352,580
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	20,700
TOTAL	**3,226,929**

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,591,257
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	569,205
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	16,600
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,074,950
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	141,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	32,900
Citibank London 11 Old Jewry London EC2R 8D8 UK	58,900
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	76,300

Nortrust Nominees 166 Bishopsgate London EC2M 3XS United Kingdom	333,757
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	34,100
State Street Bank & Trust Co.	449,996
Sumitomo Trust & Banking Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103	20,900
Citibank	17,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	22,200
Citibank NA Toronto	226,157
State Street Australia Limited Australia	27,900
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	84,400

JP Morgan Chase Bank	207,300
TOTAL	4,985,822

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	30,017,272
TOTAL	**30,767,272**

Press releases

01 December 2005

Financial Times, in association with IFC, launches first global Sustainable Banking Awards

London - The Financial Times - in association with the International Finance Corporation, the private sector arm of the World Bank Group - launched today the first global awards for sustainable banking.

The annual FT Sustainable Banking Awards are dedicated to recognising banks that have shown leadership and innovation in integrating social and environmental objectives into their operations, while still maximising financial gain for the benefit of their shareholders.

Entries will be invited from banks active in both developed and emerging markets. They will compete for the awards of Sustainable Bank of the Year, Emerging Markets Sustainable Bank of the Year, Sustainable Bankers of the Year, and Sustainable Deal of the Year. There will also be a thematic award, which this year will acknowledge achievements in sustainable banking tied to the energy sector. The technical advisers on the programme are consultants Sustainable Finance Ltd.

The awards will be announced at a special ceremony in London in June 2006.

The deadline for initial entries is 1st March 2006 and the entry form is available online on a special FT web site (www.ft.com/sustainablebanking) designed to accompany the awards programme. The site will act as a reference resource on sustainable banking, while providing a forum for discussion, with live Q&As and links to industry experts.

The judging panel brings together leading figures involved in sustainable finance and development:

- **John Willman**, chief leader writer, Financial Times (panel co-chair)
- **Lars Thunell**, executive vice president-elect, International Finance Corporation (panel co-chair)
- **Nancy Birdsall**, president, Center for Global Development
- **David Blood**, managing partner, Generation Investment Management
- **Leo Johnson**, co-founder, Sustainable Finance Ltd
- **Clive Mather**, president and CEO, Shell Canada
- **Tessa Tennant**, executive chair, Association for

Sustainable and Responsible Investment in Asia

- **Sivendran Vettivetpillai**, managing director, Aureos Advisers Ltd

Lionel Barber, editor of the Financial Times, said: "Teams of specialist bankers have emerged whose mandate is to find innovative ways of financing projects or creating products with significant social and environmental benefits, while also meeting their banks' profit targets and protecting their shareholders."

Lars Thunell, executive vice president-elect of the International Finance Corporation, said: "Banks see sustainability as an opportunity rather than a burden, and are increasingly embracing the 'triple bottom line' concept of social, environmental and financial gain. It is important that the banks leading this trend in terms of effort, commitment and innovation feel their achievements are rewarded. That is why we are delighted to be associated with the Financial Times in launching the Sustainable Banking Awards."

For further information, please contact:

Joanna Manning-Cooper, Financial Times, +44 207 873 4447
Joanna.manning-cooper@ft.com
Katy Hemmings, Financial Times, +44 207 873 3811
katy.hemmings@ft.com

Georgina Baker, International Finance Corporation, +1 202 458 0134
gbaker@ifc.org
Miguel Martins, International Finance Corporation, +1 202 458 0550
mmartins1@ifc.org

Notes

Entry forms and conditions of entry are available from www.ft.com/sustainablebanking

Press releases

06 December 2005

Financial Times announces winners of FT World Telecommunications Awards

Special awards to mark 25 years of telecommunications innovation and 25th anniversary of FT World Telecommunications Conference

The Financial Times this week announced the winners of its World Telecommunications Awards, at a gala ceremony at The Great Hall, Lincoln's Inn, London.

The awards programme focuses specifically on the achievements of individuals and organisations within the telecommunications market, throughout the past 25 years. The ceremony was timed to coincide with the 25th anniversary of the FT's World Telecommunications Conference.

The judging panel included James Golob, MD and head of the European telecoms research team at Goldman Sachs, and John Carrington, a pioneer in innovation in both fixed and mobile telecommunications.

Over 250 attendees from the industry - including fixed and mobile telecom operators, service providers and handset manufacturers from across the globe - attended the event, which was hosted by Ben Hunt, editor of FT Digital Business. Lionel Barber, editor of the Financial Times, delivered the welcome speech.

The award winners are:

- **FT Telecommunication Innovator Award: 25 years in telecommunications** - for an organisation that has created a pivotal piece of technology that has changed the face of the telecoms market place over the past 25 years.
  Fixed Line Winner: KT Corp
  Wireless Winner: Nokia

- **25 Years of Excellence Award** - for an organisation that can demonstrate a proven ability over the past 25 years to consistently re-invent itself to ensure its place in the modern world. The winners must demonstrate consistently excellent customer service and a commitment to strengthening their economy both locally and globally.
  Fixed Line Winner: Telecom Italia
  Wireless Winner: Vodafone

- **Lifetime Achievement Award: 25 years in telecommunications** - for the individual that has made a significant contribution to the global business community, through success, personal commitment, application and dedication.
  Winner: Dr Irwin Jacobs, chairman, QUALCOMM Inc

- **Lifetime Achievement Award for Transformational Innovation** - for an individual that has been instrumental in creating and driving transformational innovation within the technology market
  Winner: Tim Berners-Lee, inventor of the World Wide Web

For further information, please contact:

Joanna Manning-Cooper, 020 7873 4447 or Joanna.manning-cooper@ft.com
www.ft.com/conferences

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08 December 2005

Presentation at CSFB media conference

Steve Dowling, President of Pearson's School business, is today presenting at CSFB's Global Media Week conference in New York.

An on demand audio-only replay of the presentation is available here, and will remain available for 90 days.

Click here to download a PDF of the presentation slides.

Steve Dowling will update investors on the education funding and policy environment, and will outline several new growth opportunities Pearson is targeting in the US School market. There will be no update on current trading or on the outlook for 2006, but Dowling will say:

"For some time now, we've been saying that 2005 would be the first of several very strong years for the School industry. With our sales up 17% after nine months, we're confident that 2005 will be a record year for our School business, and that we will achieve further growth in 2006 and beyond."

Further information

More information: Luke Swanson + 44 (0) 207 010 2313

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09 December 2005

Additional block listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 250,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 250,000 shares to be issued under the Employee Stock Purchase Plan.

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